TrueYou.Com Inc.
7 Corporate Park, Bldg 501
Norwalk, CT 06851
(203) 295-2123

August 3, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

              Re:         Registration Statement No. 333-131254

Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, TrueYou.Com Inc. (the “Company”) hereby applies for the withdrawal of the Registration Statement No. 333-131254 and all amendments and exhibits thereto, as the Company has determined that at this time it will not offer the Securities contemplated to be offered under the Registration Statement until the financial statements of the Company for the fiscal year ended June 30, 2006 have been completed and audited by its independent auditors. No sales have been made under the Registration Statement.

Very truly yours, TrueYou.Com Inc. By: /s/ Matthew Burris Matthew Burris Chief Financial Officer and Chief Operating Officer